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Exhibit 12.1

Statement Regarding Computation Ratios of Earnings to Fixed Charges

	Niska Partners				Niska Predecessor
	Year Ended March 31,
	2014	2013	2012	2011	2010
Earnings:
Net earnings (loss) before income taxes	$(19,213)	$(62,543)	$(185,459)	$27,403	$121,149
Less: capitalized interest	—	(2,928)	(4,077)	(2,018)	(574)
Total earnings (loss)	(19,213)	(65,471)	(189,536)	25,385	120,575
Fixed Charges
Interest and debt expense	$66,315	$67,010	$74,630	$77,007	$38,119
Capitalized interest	—	2,928	4,077	2,018	574
Portion of rentals representing an interest factor	3,980	3,742	4,957	1,079	653
Total fixed charges	70,295	73,680	83,664	80,104	39,346
Earnings (deficit) available for (applied to) fixed charges	51,082	8,209	(105,872)	105,489	159,921
Ratio of earnings to fixed charges	0.7x	0.1x	-1.3x	1.3x	4.1x

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  Exhibit 12.1
Statement Regarding Computation Ratios of Earnings to Fixed Charges